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                 June 22, 2023

       Michael DePasquale
       Chief Executive Officer
       BIO-key International Inc.
       3349 Highway 138. Building A, Suite C
       Wall, NJ 07719

                                                        Re: BIO-key
International Inc.
                                                            Registration
Statement on Form S-1
                                                            Filed June 15, 2023
                                                            File No. 333-272675

       Dear Michael DePasquale:

              This is to advise you that we have not reviewed and will not review your registration statement.

               Please refer to Rules 460 and 461 regarding requests for acceleration. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

               Please contact Edwin Kim, Staff Attorney at (202) 551-3297 or Jan Woo, Legal Branch
       Chief, at (202) 551-3453 with any questions.




                 Sincerely,


                 Division of Corporation Finance

                 Office of Technology
       cc:                                              Vincent Vietti, Esq.